UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F    ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 24, 2024, the Vertical Aerospace Ltd. (the “Company”) issued a press release announcing its financial results for the first quarter ended March 31, 2024, a copy of which is furnished as 99.1 hereto.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1, but excluding the quotation by the Company’s Chief Executive Officer) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Vertical Aerospace Ltd. dated May 24, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: May 24, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer